January 29, 2013



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
	Universal Electronics, Inc.
	As of December 31, 2012

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find an Amended Schedule 13G for the above named company showing beneficial ownership since thelast filing, as of December 31, 2012 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:ccs
Enclosures

cc:	Office of the Corporate Secretary
	Universal Electronics, Inc.
	6101 Gateway Drive
	Cypress, CA  90630-4841




	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.  9 )*


	Universal Electronics, Inc.
	(Name of Issuer)


	Common Stock par value $.01 per share
	(Title of Class of Securities)


	913483103
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 5 Pages




CUSIP NO. 913483103                    13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                           2,516,094
      BENEFICIALLY            6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2012         7  SOLE DISPOSITIVE POWER
        BY EACH                           2,516,094
       REPORTING              8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,516,094

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              16.79%

12  TYPE OF REPORTING PERSON*

            IA


Page 2 of 5 Pages

Item 1(a)	Name of Issuer:

		Universal Electronics, Inc.


Item 1(b)	Address of Issuer's Principal Executing Offices:

		6101 Gateway Drive
		Cypress, CA  90630-4841

Item 2(a)	Name of Person Filing:

		Eagle Asset Management, Inc.


Item 2(b)	Address of Principal Business Office:

		880 Carillon Parkway
		St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

		Florida


Item 2(d)	Title of Class of Securities:

		Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

		913483103


Item 3		Type of Reporting Person:

		(e)	Investment Adviser registered under Section
 203 of the Investment Advisors Act of 1940



	Page 3 of 5 Pages

Item 4		Ownership as of December 31, 2012:

		(a)	Amount Beneficially Owned:

			2,516,094 shares of common stock beneficially owned including:

								No. of Shares

			Eagle Asset Management, Inc.	   	     2,516,094

		(b)	Percent of Class:			       16.79%

		(c)	Deemed Voting Power and Disposition Power:

			(i)	      	(ii)		(iii)		(iv)
							Deemed 	    	Deemed
			Deemed	    	Deemed	    	to have	    	to have
			to have	    	to have	    	Sole Power	Shared Power
			Sole Power	Shared Power   	to Dispose	to Dispose
			to Vote or	to Vote or	or to		or to
			to Direct	to Direct	Direct the	Direct the
			to Vote	    	to Vote	    	Disposition	Disposition

Eagle Asset 		2,516,094 	----  		2,516,094 	----
Management, Inc.


Item 5		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
	(      )
Item 6		Ownership of More than Five Percent on Behalf of Another Person:

		N/A

Item 7		Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on by the Parent Holding Company:

		N/A


	Page 4 of 5 Pages

Item 8		Identification and Classification of Members of the Group:   N/A

Item 9		Notice of Dissolution of Group:   N/A

Item 10	Certification:

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2013	        EAGLE ASSET MANAGEMENT, INC.


				/s/ Damian Sousa
				___________________________
				Damian Sousa
				Vice President
				Chief Compliance Officer

















	Page 5 of 5 Pages